UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Asta Funding, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

046220109
(CUSIP Number)

June 10, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP No. 046220109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners Master Fund, Ltd 98-1083428
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 653,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 2 of 12 pages

CUSIP No. 046220109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Mangrove Partners Fund, L.P. 27-2067192
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 653,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 12 pages

CUSIP No. 046220109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners Fund (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 653,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 4 of 12 pages

CUSIP No. 046220109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners 98-0652572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 653,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 5 of 12 pages

CUSIP No. 046220109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Capital 98-06252571
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 653,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 6 of 12 pages

CUSIP No. 046220109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 653,811
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 653,811
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 7 of 12 pages

Item 1(a).	Name of Issuer:

Asta Funding, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632

Item 2(a).	Name of Person Filing:

The Mangrove Partners Master Fund, Ltd., The Mangrove Partners Fund, L.P., The Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital, Nathaniel August

Item 2(b).	Address of Principal Business Office or, if none, Residence:

645 Madison Avenue, 14th Floor, New York, New York 10022

Item 2(c).	Citizenship:

The Mangrove Partners Master Fund, Ltd. (Cayman Islands); The Mangrove Partners Fund, L.P. (DE); The Mangrove Partners Fund (Cayman), Ltd. (Cayman Islands); Mangrove Partners (Cayman Islands); Mangrove Capital (Cayman Islands); Nathaniel August (US)

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number: 046220109

Page 8 of 12 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		653,811
	(b)	Percent of Class:		5.05%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	653,811
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	653,811

Page 9 of 12 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2013

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND, L.P.
By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.
By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August

Page 11 of 12 pages

SCHEDULE 13G
CUSIP No. 046220109	Page 12 of 12 Pages

Exhibit A
JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that the foregoing Schedule 13G with respect to the Common Stock of Asta Funding, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without necessity of filing an additional joint filing agreement. This joint filing agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and, if necessary, Schedule 13D and any amendments to either or both, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement as of this 11th day of June, 2013.

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND, L.P.
By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.
By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August